The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these notes, and it is not soliciting an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.
Subject to completion dated June 5, 2020

Preliminary Pricing Supplement No. J1242 To Product Supplement No. JPM-II dated June 30, 2017, Prospectus Supplement dated June 30, 2017 and Prospectus dated June 30, 2017	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-218604-02 June 5, 2020
Structured Investments	Credit Suisse $ Review Notes due June 12, 2023 Linked to the Performance of the VanEck Vectors® Oil Services ETF
•	The notes are designed for investors who seek early exit through an automatic call prior to maturity at a premium if, on any Review Date, the Observation Level of the Underlying is equal to or greater than the Call Level.

•	If the notes are not automatically called, you will lose some or all of your investment at maturity. Investors should be willing to lose up to 100% of their investment. Investors in the notes must also be willing to forgo interest and dividend payments in exchange for the opportunity to receive a premium payment if the notes are called. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•	The first Review Date, and therefore the earliest date on which an automatic call may be initiated, is June 21, 2021.

•	Senior unsecured obligations of Credit Suisse AG, acting through its London branch, maturing June 12, 2023.

•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

•	The offering price for the notes is expected to be determined on or about June 5, 2020 (the “Pricing Date”), and the notes are expected to settle on or about June 10, 2020 (the “Settlement Date”). Delivery of the notes in book-entry form only will be made through The Depository Trust Company.

•	The notes will not be listed on any securities exchange.

Investing in the notes involves a number of risks. See “Selected Risk Considerations” beginning on page 5 of this pricing supplement and “Risk Factors” beginning on page PS-3 of any accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or any accompanying product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discounts and Commissions(2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) Certain fiduciary accounts will pay a purchase price of $994.50 per note, and the placement agents with respect to sales made to such accounts will forgo any discounts and commissions.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS LLC, and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will forgo discounts and commissions for sales to fiduciary accounts. The total discounts and commissions represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive discounts and commissions from Credit Suisse or one of our affiliates that will not exceed $5.50 per $1,000 principal amount of notes.

Credit Suisse currently estimates the value of each $1,000 principal amount of the notes on the Pricing Date will be between $900 and $995 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the notes (our “internal funding rate”)), which is less than the Price to Public listed above. This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Pricing Date. See “Selected Risk Considerations” in this pricing supplement.

The notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

J.P. Morgan

Placement Agent

June   , 2020

Key Terms

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Underlying:	The notes are linked to the performance of the VanEck Vectors® Oil Services ETF. For additional information about the Underlying, see the information set forth under “The Underlying” herein.
Underlying	Ticker	Initial Level
VanEck Vectors® Oil Services ETF	OIH UP <Equity>	$136.71
Automatic Call:	If the Observation Level of the Underlying on any Review Date is equal to or greater than the Call Level for that Review Date, the notes will be automatically called for a cash payment per $1,000 principal amount of notes that will vary depending on the applicable Review Date and call premium. Payment will be made in respect of such automatic call on the immediately following Payment Date, and no further payments on the notes will be made. Each Review Date and Payment Date is set forth in the table below. The Review Dates and Payment Dates are subject to postponement as set forth in any accompanying product supplement under “Description of the Notes—Postponement of calculation dates.”
Review Dates	Payment Dates
June 21, 2021	June 24, 2021
June 7, 2022	June 10, 2022
Final Valuation Date	Maturity Date
Observation Level:	For the first Review Date and second Review Date, the Observation Level will equal the closing level of the Underlying on such Review Date. For the Final Valuation Date, the Observation Level will equal the Final Level.
Call Level:	For the first Review Date and second Review Date the Call Level equals the Initial Level. For the Final Valuation Date, the Call Level equals $68.36, which is approximately 50% of the Initial Level.
Payment if Called:

For every $1,000 principal amount of notes, you will receive, on the applicable Payment Date, one payment of $1,000 plus the product of $1,000 and the applicable call premium, calculated as follows:

•     $1,000 + ($1,000 × 17.10%) if called on the first Review Date

•     $1,000 + ($1,000 × 34.20%) if called on the second Review Date

•     $1,000 + ($1,000 × 51.30%) if called on the Final Valuation Date

Payment at Maturity:

If the notes are not called, your payment at maturity per $1,000 principal amount of notes will equal $1,000 + ($1,000 × Underlying Return).

If the notes are not called, you will lose some or all of your investment at maturity. Any payment on the notes is subject to our ability to pay our obligations as they become due.

Underlying Return:	The performance of the Underlying from the Initial Level to the Final Level, calculated as follows:
Final Level – Initial Level Initial Level
If the notes have not been called, the Underlying Return will be negative.
Initial Level:	$136.71, which is the closing level of the Underlying on the Strike Date.
Final Level:	The arithmetic average of the closing levels of the Underlying on each of the five Valuation Dates.
Strike Date:	June 4, 2020
Valuation Dates:	June 1, 2023, June 2, 2023, June 5, 2023, June 6, 2023, and June 7, 2023 (each, a “Valuation Date,” and June 7, 2023, the “Final Valuation Date”), subject to postponement as set forth in any accompanying product supplement under “Description of the Notes—Postponement of calculation dates” or if any Valuation Date is postponed because it is not a trading day.
Maturity Date:	June 12, 2023, subject to postponement as set forth in any accompanying product supplement under “Description of the Notes—Postponement of calculation dates,” or if the Final Valuation Date is postponed for any reason. If the Maturity Date is not a business day, the Payment at Maturity will be payable on the first following business day, unless that business day falls in the next calendar month, in which case payment will be made on the first preceding business day.
CUSIP:	22552W6K6

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the product supplement dated June 30, 2017, the prospectus supplement dated June 30, 2017 and the prospectus dated June 30, 2017, relating to our Medium-Term Notes of which these notes are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product Supplement No. JPM-II dated June 30, 2017:

http://www.sec.gov/Archives/edgar/data/1053092/000095010317006321/dp77789_424b2-jpmii.htm

•	Prospectus Supplement and Prospectus dated June 30, 2017:

http://www.sec.gov/Archives/edgar/data/1053092/000104746917004364/a2232566z424b2.htm

In the event the terms of the notes described in this pricing supplement differ from, or are inconsistent with, the terms described in any product supplement, the prospectus supplement or prospectus, the terms described in this pricing supplement will control.

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the notes and the owner of any beneficial interest in the notes, amend the notes to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in any accompanying product supplement, “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the notes.

Prohibition of Sales to EEA Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For the purposes of this provision:

(a) the expression “retail investor” means a person who is one (or more) of the following:

(i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii) a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii) not a qualified investor as defined in Directive 2003/71/EC; and

(b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe the notes.

Hypothetical Examples of Amounts Payable upon Automatic Call or Redemption at Maturity

The table and examples below illustrate the hypothetical total return (which is simple, not compounded) on a $1,000 investment in the notes that would be realized on the applicable Review Date for a range of performance of the Underlying. The table and examples below are based on the following assumptions:

•	The call premiums used to calculate the call price applicable to the first and second Review Dates and the Final Valuation Date are 17.10%, 34.20% and 51.30%, respectively, regardless of the appreciation of the Underlying, which may be significant; the actual call premiums are set forth in “Key Terms” herein;

•	The Call Level for the first and second Review Dates equals the Initial Level and the Call Level for the Final Valuation Date equals 50% of the Initial Level;

•	The “Total Return” as of any Review Date assumes that each Observation Level of the Underlying on all earlier Review Dates was not equal to or greater than the Call Level applicable to such Review Date; and

•	The notes are purchased by the investor at $1,000 per $1,000 principal amount of notes.

There will be only one payment on the notes, whether automatically called or redeemed at maturity. An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical amounts payable on the notes set forth below are for illustrative purposes only. The actual amounts payable applicable to a purchaser of the notes will be based on the Observation Level of the Underlying on each relevant Review Date.

Percentage Change in the Level of the Underlying at Review Date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Final Valuation Date
100%	17.10%	34.20%	51.30%
90%	17.10%	34.20%	51.30%
80%	17.10%	34.20%	51.30%
70%	17.10%	34.20%	51.30%
60%	17.10%	34.20%	51.30%
50%	17.10%	34.20%	51.30%
40%	17.10%	34.20%	51.30%
30%	17.10%	34.20%	51.30%
20%	17.10%	34.20%	51.30%
10%	17.10%	34.20%	51.30%
0%	17.10%	34.20%	51.30%
-10%	N/A	N/A	51.30%
-20%	N/A	N/A	51.30%
-30%	N/A	N/A	51.30%
-40%	N/A	N/A	51.30%
-50%	N/A	N/A	51.30%
-51%	N/A	N/A	-51%
-60%	N/A	N/A	-60%
-70%	N/A	N/A	-70%
-80%	N/A	N/A	-80%
-90%	N/A	N/A	-90%
-100%	N/A	N/A	-100%

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Underlying increases by 10% from the Initial Level to the Observation Level on the first Review Date. Because the Observation Level on the first Review Date is greater than the Call Level, the notes are automatically called and the investor receives a single payment of $1,171 per $1,000 principal amount of notes. There will be no further payments on the notes.

Example 2: The level of the Underlying decreases by 20% from the Initial Level to the Observation Level on the first Review Date and is equal to the Initial Level on the second Review Date. Because (a) the Observation Level on the first Review Date was less than the applicable Call Level and (b) the Observation Level on the second Review Date was equal to or greater than the applicable Call Level, the notes are called on the second Review Date and the investor receives a single payment of $1,342 per $1,000 principal amount of notes. There will be no further payments on the notes.

Example 3: The level of the Underlying decreases by 20% from the Initial Level to the Observation Level on the first Review Date, by 10% from the Initial Level to the Observation Level on the second Review Date and by 5% from the Initial Level to the Observation Level on the Final Valuation Date. Because (a) the Observation Level on the first Review Date and second Review Date was, in each case, less than the applicable Call Level, and (b) the Observation Level on the Final Valuation Date was equal to or greater than the applicable Call Level, the notes are called on the Final Valuation Date and the investor receives a single payment of $1,513 per $1,000 principal amount of notes.

Example 4: The level of the Underlying decreases by 20% from the Initial Level to the Observation Level on the first Review Date, by 10% from the Initial Level to the Observation Level on the second Review Date and by 60% from the Initial Level to the Observation Level on the Final Valuation Date. Because the Observation Level on the first Review Date, second Review Date and Final Valuation Date was, in each case, less than the applicable Call Level, the notes are not called and the Payment at Maturity is $400 per $1,000 principal amount of notes, calculated as follows:

$1,000 + ($1,000 × -60%) = $400

Selected Purchase Considerations

•	STEP-UP PAYMENT POTENTIAL — If the Observation Level is equal to or greater than the Call Level on a Review Date, your investment will yield a payment per $1,000 principal amount of notes equal to $1,000 plus: (i) 17.10% × $1,000 if called on the first Review Date; (ii) 34.20% × $1,000 if called on the second Review Date; or (iii) 51.30% × $1,000 if called on the Final Valuation Date. Because the notes are our senior unsecured obligations, the payment of any amount, whether due to an automatic call or a Payment at Maturity, is subject to our ability to pay our obligations as they become due.

•	POTENTIAL EARLY EXIT AS A RESULT OF THE AUTOMATIC CALL FEATURE — The notes will be called before maturity if the Observation Level is equal to or greater than the Call Level on any Review Date and you will receive, on the applicable Payment Date, the applicable payment corresponding to that Review Date as set forth on the cover of this pricing supplement.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlying or in any futures contracts or exchange-traded or over-the-counter instruments based on, or other instruments linked to the Underlying. These risks are explained in more detail in the “Risk Factors” section of any accompanying product supplement.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of your principal amount. If the notes are not automatically called, you will lose 1% of your principal for each 1% decline in the level of the Underlying from the Initial Level to the Final Level. You could lose up to $1,000 per $1,000 principal amount of notes. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•	REGARDLESS OF THE AMOUNT OF ANY PAYMENT YOU RECEIVE ON THE NOTES, YOUR ACTUAL YIELD MAY BE DIFFERENT IN REAL VALUE TERMS — Inflation may cause the real value of any payment you receive on the notes to be less at maturity than it is at the time you invest. An investment in the notes also represents a forgone opportunity to invest in an alternative asset that generates a higher real return. You should carefully consider whether an investment that may result in a return that is lower than the return on alternative investments is appropriate for you.

•	THE NOTES DO NOT PAY INTEREST — We will not pay interest on the notes. You may receive less at maturity than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities, since the Payment at Maturity is based on the performance of the Underlying. Because the Payment at Maturity may be less than the amount originally invested in the notes, the return on the notes (the effective yield to maturity) may be negative. Even if it is positive, the return payable on the notes may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

•	THE NOTES ARE SUBJECT TO A POTENTIAL AUTOMATIC CALL, WHICH EXPOSES YOU TO REINVESTMENT RISK — The notes are subject to a potential Automatic Call. If the notes are automatically redeemed prior to the Maturity Date, you may be unable to invest in other securities with a similar level of risk that provide the same return as the notes. Even in cases where the notes are called before maturity, the discounts and commissions will not be rebated or subject to amortization.

•	The Notes are subject to the credit risk of Credit Suisse — Investors are dependent on our ability to pay all amounts due on the notes and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the notes. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the notes prior to maturity.

•	LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this pricing supplement, regardless of the appreciation of the Underlying, which may be significantly greater than the applicable call premium. Because the closing level of the Underlying at various times during the term of the notes could be higher than the Observation Level on the Review Dates and at maturity, you may receive a lower payment if the notes are automatically called or redeemed at maturity, as the case may be, than you would if you had invested directly in the Underlying.

•	THE AVERAGING CONVENTION USED TO CALCULATE THE FINAL LEVEL COULD LIMIT

RETURNS — Your investment in the notes may not perform as well as an investment in an instrument that measures the point-to-point performance of the Underlying from the Strike Date to the Final Valuation Date. For example, if the notes are not automatically called and the closing level of the Underlying on the first four Valuation Dates is lower than the closing level of the Underlying on the Final Valuation Date, you may receive less at maturity than you would have received had the notes measured the point-to-point performance of the Underlying from the Strike Date to the Final Valuation Date. Similarly, if the closing level of the Underlying on the first four Valuation Dates is lower than the Call Level but the closing level of the Underlying on the Final Valuation Date is greater than the Call Level and the notes are not automatically called, you will receive less at maturity than you would have received had the notes measured the point-to-point performance of the Underlying from the Strike Date to the Final Valuation Date.

•	THE PROBABILITY THAT THE NOTES WILL BE AUTOMATICALLY CALLED WILL DEPEND ON THE VOLATILITY OF THE UNDERLYING — “Volatility” refers to the frequency and magnitude of changes in the level of the Underlying. The greater the expected volatility with respect to the Underlying on the Pricing Date, the higher the expectation as of the Pricing Date that the Observation Level of the Underlying on any Review Date could be less than its Call Level, indicating a higher expected risk of loss on the notes. The terms of the notes are set, in part, based on expectations about the volatility of the Underlying as of the Pricing Date. The volatility of the Underlying can change significantly over the term of the notes. The level of the Underlying could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Underlying and the potential to lose a significant amount of your principal at maturity.

•	THERE ARE RISKS ASSOCIATED WITH THE UNDERLYING — Although shares of the Underlying are listed for trading on a national securities exchange and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Underlying or that there will be liquidity in the trading market. The Underlying is subject to management risk, which is the risk that an Underlying’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. Pursuant to the Underlying's investment strategy or otherwise, its investment advisor may add, delete or substitute the assets held by the Underlying. Any of these actions could adversely affect the price of the shares of the Underlying and consequently the value of the securities. For additional information on the Underlying, see “The Underlying” herein.

Under continuous listing standards adopted by the NYSE Arca, the Underlying will be required to confirm on an ongoing basis that the securities included in the Tracked Index satisfy the applicable listing requirements. In the event that the Tracked Index does not comply with the applicable listing requirements, the Underlying would be required to rectify such non-compliance by requesting that the Tracked Index sponsor modify such Tracked Index, transitioning to a new Tracked Index or obtaining relief from the SEC. There can be no assurance that the Tracked Index sponsor would modify the Tracked Index or that relief would be obtained from the SEC and, therefore, non-compliance with the continuous listing standards may result in the Underlying being delisted by the NYSE Arca.

•	THE PERFORMANCE AND MARKET VALUE OF THE UNDERLYING, PARTICULARLY DURING PERIODS OF MARKET VOLATILITY, MAY NOT CORRELATE TO THE PERFORMANCE OF THE TRACKED INDEX — The Underlying will generally invest in all of the equity securities included in the index tracked by the Underlying (the “Tracked Index”), but may not fully replicate such Tracked Index. There may be instances where the Underlying’s investment advisor may choose to overweight another stock in the Underlying’s Tracked Index, purchase securities not included in the Underlying’s Tracked Index that the investment advisor believes are appropriate to substitute for a security included in the Tracked Index or utilize various combinations of other available investment techniques. In addition, the performance of the Underlying will reflect additional transaction costs and fees that are not included in the calculation of the Underlying’s Tracked Index. Finally, because the shares of the Underlying are traded on a national securities exchange and are subject to market supply and investor demand, the market value of one share of the Underlying may differ from the net asset value per share of the Underlying.

During periods of market volatility, securities held by the Underlying may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Underlying and the liquidity of the Underlying may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares in the Underlying. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Underlying. As a result, under these circumstances, the market value of shares of the Underlying may vary substantially from the net asset value per share of the Underlying. For all the foregoing reasons, the performance of the Underlying may not correlate with the performance of the Tracked Index. For additional information on the Underlying, see “The Underlying” herein.

•	THE UNDERLYING MAY NOT BE REPRESENTATIVE OF AN INVESTMENT IN THE OIL SERVICES INDUSTRY — The Underlying does not represent a direct investment in the oil services industry. The Underlying consists of securities of companies whose primary lines of business are directly associated with the oil services industry. As a result, the Underlying closing price of the Underlying will be influenced by a variety of economic, financial and other factors affecting those companies, some of which may be unrelated to the market or other conditions applicable to the oil services industry. As a result, the Underlying may not perfectly correlate with the performance of the oil services industry and the Underlying closing price of the Underlying could decrease even if the performance of the oil services industry as a whole increases.

•	THE STOCKS INCLUDED IN THE UNDERLYING ARE CONCENTRATED IN ONE PARTICULAR SECTOR — All of the stocks included in the Underlying are issued by companies in a single sector. As a result, the stocks that will determine the performance of the Underlying are concentrated in a single sector. Although an investment in the securities will not give holders any ownership or other direct interests in the stocks held by the Underlying, the return on an investment in the securities will be subject to certain risks associated with a direct equity investment in companies in a single sector. Accordingly, by investing in the securities, you will not benefit from the diversification which could result from an investment linked to companies that operate in a broader range of sectors. For additional information on the Underlying, see “The Underlying” herein.

•	AN INVESTMENT IN THE SECURITIES IS SUBJECT TO RISKS ASSOCIATED WITH INVESTING IN NON-U.S. COMPANIES — Some of the stocks included in the Underlying are issued by companies incorporated outside of the United States. The prices and performance of securities of non-U.S. companies are subject to political, economic, financial, military and social factors which could negatively affect foreign securities markets, including the possibility of recent or future changes in a foreign government’s economic, monetary and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities, the possibility of imposition of withholding taxes on dividend income, the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility or political instability and the possibility of natural disaster or adverse public health developments. Moreover, the relevant non-U.S. economies may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, trade surpluses or deficits, capital reinvestment, resources and self-sufficiency.

•	HEDGING AND TRADING ACTIVITY — We, any dealer or any of our or their respective affiliates may carry out hedging activities related to the notes, including in the Underlying or in instruments related to the Underlying. We, any dealer or our or their respective affiliates may also trade in the Underlying or instruments related to the Underlying from time to time. Any of these hedging or trading activities on or prior to the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

•	THE ESTIMATED VALUE OF THE NOTES ON THE PRICING DATE MAY BE LESS THAN THE PRICE TO PUBLIC — The initial estimated value of your notes on the Pricing Date (as determined by reference to our pricing models and our internal funding rate) may be significantly less than the original Price to Public. The Price to Public of the notes includes any discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the notes and the cost of hedging our risks as issuer of the notes through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the notes. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the notes (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Pricing Date, we value the components of the notes in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. As such, the payout on the notes can be replicated using a combination of these components and the value of these components, as determined by us using our pricing models, will impact the terms of the notes at issuance. Our option valuation models are proprietary. Our pricing models take into account factors such as interest rates, volatility and time to maturity of the notes, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar notes of other issuers.

•	EFFECT OF INTEREST RATE USED IN STRUCTURING THE notes — The internal funding rate we use in structuring notes such as these notes is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”). If on the Pricing Date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the notes will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the notes. We will also use our internal funding rate to determine the price of the notes if we post a bid to repurchase your notes in secondary market transactions. See “—Secondary Market Prices” below.

•	SECONDARY MARKET PRICES — If Credit Suisse (or an affiliate) bids for your notes in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the notes on the Pricing Date. The estimated value of the notes on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the notes in the secondary market (if any exists) at any time. The secondary market price of your notes at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is lower than our secondary market credit spreads, our secondary market bid for your notes could be more favorable than what other dealers might bid because, assuming all else equal, we use the lower internal funding rate to price the notes and other dealers might use the higher secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the Pricing Date, the secondary market price of your notes will be lower than the Price to Public because it will not include any discounts or commissions and hedging and other transaction costs. If you sell your notes to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your notes may be lower than the price at which we may repurchase the notes from such dealer.

We (or an affiliate) may initially post a bid to repurchase the notes from you at a price that will exceed the then-current estimated value of the notes. That higher price reflects our projected profit and costs that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately three months.

The notes are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

•	CREDIT SUISSE IS SUBJECT TO SWISS REGULATION — As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the notes and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the notes.

•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the notes. Further, hedging activities may adversely affect any payment on or the value of the notes. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We and/or our affiliates may also currently or from time to time engage in business with the Reference Share Issuer, including extending loans to, or making equity investments in, the Reference Share Issuer or providing advisory services to the Reference Share Issuer. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Share Issuer and these reports may or may not recommend that investors buy or hold the Underlying. As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Share Issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

•	UNPREDICTABLE ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — The payout on the notes can be replicated using a combination of the components described in “The estimated value of the notes on the Pricing Date may be less than the Price to Public.” Therefore, in addition to the level of the Underlying, the terms of the notes at issuance and the value of the notes prior to maturity may be influenced by factors that impact the value of fixed income securities and options in general, such as:

•	the expected and actual volatility of the Underlying;

•	the time to maturity of the notes;

•	the dividend rate on the equity securities included in the Underlying;

•	interest and yield rates in the market generally;

•	investors’ expectations with respect to the rate of inflation;

•	events affecting companies engaged in the industry tracked by the Underlying

•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the components included in the Underlying or markets generally and which may affect the level of the Underlying; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

•	NO OWNERSHIP RIGHTS RELATING TO THE UNDERLYING — Your return on the notes will not reflect the return you would realize if you actually owned shares of the Underlying or the assets that comprise the Underlying. The return on your investment is not the same as the total return based on the purchase of shares of the Underlying or the assets that comprise the Underlying.

•	NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to shares of the Underlying or the assets that comprise the Underlying.

•	ANTI-DILUTION PROTECTION IS LIMITED — The calculation agent will make anti-dilution adjustments for certain events affecting the Underlying. However, an adjustment will not be required in response to all events that could affect the Underlying. If an event occurs that does not require the calculation agent to make an adjustment, or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the notes may be materially and adversely affected. See “Description of the Notes—Adjustments” in the relevant product supplement.

•	THE U.S. FEDERAL TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR — There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are treated as “open transactions.” If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes, including the timing and character of income recognized by U.S. investors and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected. In particular, there is a significant risk that the notes could be treated as debt instruments for U.S. federal income tax purposes rather than as prepaid financial contracts, in which case (i) you would generally be required to recognize income over the term of the note and (ii) any gain recognized with respect to the note would generally be treated as ordinary income and not as capital gain. Even if the treatment of the notes described herein is respected, there is a risk that a note will be treated as a “constructive ownership transaction,” with potentially adverse consequences described below under “United States Federal Tax Considerations.” Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal tax treatment of the notes, possibly retroactively.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the notes may be used in connection with hedging our obligations under the notes through one or more of our affiliates. Such hedging or trading activities on or prior to the Pricing Date and during the term of the notes (including on any calculation date, as defined in any accompanying product supplement) could adversely affect the value of the Underlying and, as a result, could decrease the amount you may receive on the notes at maturity. For additional information, see “Supplemental Use of Proceeds and Hedging” in any accompanying product supplement.

The Underlying

The VanEck Vectors® Oil Services ETF

We have derived all information contained herein regarding the VanEck Vectors® Oil Services ETF from publicly available information. Such information reflects the policies of, and is subject to change by, Van Eck Associates Corporation, which maintains and manages the VanEck Vectors® Oil Services ETF and acts as investment advisor to the VanEck Vectors® Oil Services ETF. We have not conducted any independent review or due diligence of any publicly available information with respect to the VanEck Vectors® Oil Services ETF.

The VanEck Vectors® Oil Services ETF is an exchange-traded fund that seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the MVIS® US Listed Oil Services 25 Index. The MVIS® US Listed Oil Services 25 Index includes common stocks and depositary receipts of U.S. exchange-listed companies considered to be in the oil services sector because they derive at least 50% of their revenues from oil services to the upstream oil sector, which includes companies engaged primarily in oil equipment, oil services or oil drilling. Prior to May 1, 2016, the VanEck Vectors® Oil Services ETF’s name was the Market Vectors Oil Services ETF.

VanEck Vectors ETF Trust is a registered investment company that consists of numerous separate investment portfolios, including the VanEck Vectors® Oil Services ETF. Information filed by VanEck Vectors ETF Trust with the SEC under the Securities Exchange Act and the Investment Company Act can be found by reference to its SEC file numbers: 333-123257 and 811-10325. Shares of the VanEck Vectors® Oil Services ETF are listed on the NYSE Arca under ticker symbol “OIH.” Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or the accompanying product supplement, the prospectus supplement and the prospectus.

Historical Information

The following graph sets forth the historical performance of the Underlying based on the closing levels of the Underlying from January 2, 2015 through June 4, 2020. We obtained the historical information below from Bloomberg, without independent verification. The price source for determining the Final Level will be the Bloomberg page “OIH UP <Equity>” or any successor page.

The historical levels of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Underlying on any Review Date. We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment. The graph below may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

For additional information about the Underlying, see “The Underlying” herein.

The closing level of the Underlying on June 4, 2020 was $136.71.

United States Federal Tax Considerations

This discussion supplements and, to the extent inconsistent therewith, supersedes the discussion in the accompanying product supplement under “Material United States Federal Income Tax Considerations.”

There are no statutory, judicial or administrative authorities that address the U.S. federal income tax treatment of the notes or instruments that are similar to the notes. We intend to treat a note for U.S. federal income tax purposes as a prepaid financial contract that is an “open transaction” for U.S. federal income tax purposes. In the opinion of our counsel, Davis Polk & Wardwell LLP, this treatment of the notes is reasonable under current law; however, our counsel has advised us that it is unable to conclude affirmatively that this treatment is more likely than not to be upheld, and that alternative treatments are possible. There is uncertainty regarding this treatment, and the IRS or a court might not agree with it. In particular, there is a significant risk that the notes could be treated as debt instruments for U.S. federal income tax purposes rather than as prepaid financial contracts, in which case (i) you would generally be required to recognize income over the term of the notes and (ii) any gain recognized with respect to the notes would generally be treated as ordinary income and not as capital gain. Moreover, our counsel’s opinion is based on market conditions as of the date of this preliminary pricing supplement and is subject to confirmation on the Pricing Date. Except where stated otherwise, the remaining discussion is based on the treatment of a note as a prepaid financial contract.

Subject to the discussion in “Material United States Federal Income Tax Considerations” in the accompanying product supplement, the following U.S. federal income tax consequences should result:

•	You should not recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale or other disposition.

•	Upon a sale or other disposition (including retirement) of a note, you should recognize gain or loss equal to the difference between the amount realized and your tax basis in the note. Subject to the discussion below concerning the potential application of the “constructive ownership” rules under Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), such gain or loss should be long-term capital gain or loss if you held the note for more than one year.

Even if the treatment of the notes as described herein is respected, there is a risk that your purchase of a note will be treated as entry into a “constructive ownership transaction,” within the meaning of Section 1260 of the Code. In that case, all or a portion of any long-term capital gain you would otherwise recognize in respect of your notes would be recharacterized as ordinary income to the extent such gain exceeded the “net underlying long-term capital gain.” Any long-term capital gain recharacterized as ordinary income under Section 1260 would be treated as accruing at a constant rate over the period you held your notes, and you would be subject to an interest charge in respect of the deemed tax liability on the income treated as accruing in prior tax years. Due to the lack of governing authority under Section 1260, our counsel is not able to opine as to whether or how Section 1260 applies to the notes. You should read the section entitled “Material United States Federal Income Tax Considerations—U.S. Holders—Constructive Ownership Transaction Rules” in the accompanying product supplement for additional information and consult your tax advisor regarding the potential application of the “constructive ownership” rule.

The U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. In addition, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax advisor regarding possible alternative tax treatments of the notes and potential changes in applicable law.

Non-U.S. Holders. Subject to the discussions in the next paragraph and in “Material United States Federal Income Tax Considerations” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the notes, you generally should not be subject to U.S. federal withholding or income tax in respect of any amount paid to you with respect to the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements.

As discussed under “Material United States Federal Income Tax Considerations—Non-U.S. Holders Generally—Substitute Dividend and Dividend Equivalent Payments” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code generally imposes a 30% withholding tax on “dividend equivalents” paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Treasury regulations under Section 871(m), as modified by an IRS notice, exclude from their scope financial instruments issued prior to January 1, 2023 that do not have a “delta” of one with respect to any U.S. equity. Based on the terms of the notes and representations provided by us as of the date of this preliminary pricing supplement, our counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any U.S. equity and, therefore, should not be subject to withholding tax under Section 871(m). However, the final determination regarding the treatment of the notes under Section 871(m) will be made as of the Pricing Date for the notes and it is possible that the notes will be subject to withholding tax under Section 871(m) based on circumstances on that date.

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this determination. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including your other transactions. You should consult your tax advisor regarding the potential application of Section 871(m) to the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

FATCA.  You should review the section entitled “Material United States Federal Income Tax Considerations—Notes Held Through Foreign Entities” in the accompanying product supplement regarding withholding rules under the “FATCA” regime. The discussion in that section is hereby modified to reflect regulations proposed by the U.S. Treasury Department indicating an intent to eliminate the requirement under FATCA of withholding on gross proceeds of the disposition of affected financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization.

You should read the section entitled “Material United States Federal Income Tax Considerations” in the accompanying product supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax advisor regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution

Under the terms of distributor accession confirmations with JPMS LLC and JPMorgan Chase Bank, N.A., each dated as of June 18, 2008, JPMS LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will receive discounts and commissions from Credit Suisse or one of our affiliates that will not exceed $5.50 per $1,000 principal amount of notes and will forgo discounts and commissions for sales to fiduciary accounts. For additional information, see “Underwriting (Conflicts of Interest)” in any accompanying product supplement.

We expect to deliver the notes against payment for the notes on the Settlement Date indicated herein, which may be a date that is greater than two business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than two business days after the Pricing Date, purchasers who wish to transact in the notes more than two business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Credit Suisse